Exhibit 99.1

LightInTheBox Announces Appointment of New Independent Director

BEIJING, Jan. 24, 2019 /PRNewswire/  — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced the appointment of Dr. Peng Wu as Independent Director, effective January 20, 2019.

Dr. Wu has is a professor and associate dean of Business School, Sichuan University where his research has focused on supply chain management since 2017. In his role at Sichuan University, Dr. Wu has worked on numerous consulting projects for companies in China and the UK. Prior to that, Dr. Wu worked at South China University of Technology and Cambridge University. Dr. Wu obtained his bachelor’s degree in management from Tsinghua University in 2004 and his PhD degree in management from Tsinghua University in 2010.

“I’m excited to welcome Dr. Wu to the Board,” commented Mr. Zhi Yan, Chairman of LightInTheBox. “Dr. Wu’s extensive experience in supply chain management and working with internet companies in China and the UK will certainly benefit the Company going forward.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com